CONFLICT MINERALS REPORT OF
Methode Electronics, Inc.
IN ACCORDANCE WITH RULE 13p-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2013

I.	Introduction

This is the Conflict Minerals The term “conflict mineral” is defined in Section 1502(e)(4) of the Exchange Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Report (the “Report”) of Methode Electronics, Inc. (“Methode,” the “Company,” “we,” “us,” or “our”) prepared for calendar year 2013 (except for Conflict Minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Numerous terms in this Report are defined in Rule 13p-1 of the Exchange Act and Form SD and the reader is referred to those sources, and also to Securities and Exchange Commission (“SEC”) Release No. 34-67716 (August 22, 2012) (the “Adopting Release”) for such definitions.

Reference is also made to SEC Release No. 34-72079 (May 2, 2014), in the Matter of Exchange Act Rule 13p-1 and Form SD, and the accompanying Statement issued by the SEC staff on April 29, 2014.

In accordance with Rule 13p-1, we undertook efforts to determine whether the necessary Conflict Minerals in our products were sourced from the DRC or another Covered Country. The Company designed its efforts in conformity with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en (“OECD Due Diligence Guidance”) and related Supplements.

The statements below are based on the due diligence activities performed to date and in good faith by Methode and are based on the infrastructure and information available at the time of this filing.  There are factors that could affect the accuracy of these statements.  These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

II.	Design of Due Diligence Measures

The Company designed its overall Conflict Minerals due diligence program based on the five-step framework of the OECD Due Diligence Guidance, the Supplement on Tin, Tantalum, and Tungsten, and the Supplement on Gold.

Methode’s implementation of the five-step framework consists of the following overarching steps which are discussed in further detail in Section III.

Step 1:     Establish strong company management systems
Step 2:     Identify and assess risks in the supply chain

Step 3:     Design and implement a strategy to respond to identified risks

Step 4:	Carry out independent third-party audit of smelter/refiner's due diligence practices
Step 5:     Report annually on supply chain due diligence

We relied upon multi-stakeholder initiatives that provide verification processes for conflict-free minerals from smelters or refiners who may provide those minerals to companies in our supply chain. The Company, as a purchaser of component parts, is many steps removed from the mining of Conflict Minerals; the Company does not purchase raw ore or unrefined Conflict Minerals, and conducts no purchasing activities directly in the Covered Countries.

III.    Due Diligence Measures Performed

The following describes the measures taken to reasonably determine the country of origin and to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

We performed the following steps in order to establish strong company management systems:

a.
Conflict Minerals Team - Methode has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals team consisting of personnel from relevant functions such as purchasing, quality manufacturing and accounting. The team is responsible for implementing our Conflict Minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

b.
Conflict Minerals Policy - Methode adopted and published a policy establishing the expectations of our suppliers to source responsibly. The policy resides on our corporate website and can be found at “http://www.methode.com/about/policy-on-conflict-minerals.html.” It is periodically reviewed and will be updated, if necessary.

c.
Reporting - Methode has contracted with an independent third party to provide a telephone and internet based reporting system by which employees, suppliers and other third parties can report Conflict Mineral issues or other grievances or concerns. Reports can be submitted anonymously if desired. The reporting line has multi-lingual representatives, and is available 24 hours a day, seven days a week. All reports are directed to our Corporate Office for investigation and corrective action if needed.

d.	Education - Methode conducted regular training sessions to communicate to our global employees our plans for compliance with the Conflict Minerals rules.

Step 2: Identify and assess risks in the supply chain

We performed the following steps as part of our risk assessment process:

a.
Identify products in scope - Our internal cross-functional Conflict Minerals team reviewed the products that are manufactured to determine those that should be deemed in-scope as described by the Adopting Release.

b.
Conduct Reasonable Country of Origin Inquiry (“RCOI”) - Methode utilized the industry-developed EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) to query our suppliers. We requested this information from our Tier 1 suppliers who provide material and components that are within the scope of the Adopting Release. We evaluated the responses from the templates submitted by our suppliers to determine our reporting obligation based on this RCOI.

c.	Identify smelters/processors - Methode is collecting a list of smelters/processors that are in our supply chain by utilizing the CMRT and other industry recognized methods/systems that may evolve.

Step 3: Design and implement a strategy to respond to identified risks

We performed the following steps as part of our risk management plan:

a.
Validate Responses - We reviewed the responses from our suppliers to determine that they are complete and provide the information necessary to identify the content and origin of minerals in our products.

b.
Verify Smelters - As part of the risk mitigation process, we compared the list of smelters/processors collected from suppliers and compared it to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative (“CFSI”).

c.	Progress Reports - Our Conflict Minerals team regularly provided progress reports to our senior management summarizing our risk mitigation efforts.

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices

Methode is relying on the CFSI’s published lists to verify the conflict-free status of smelters/processors that source from Covered Countries.

Step 5: Report annually on supply chain due diligence

Methode intends to report annually on its supply chain due diligence in accordance with Rule 13p-1. Accordingly, this Conflict Minerals Report has been filed with the SEC and is available on our website at http://www.methode.com.

I.	Product Determination

On the basis of the measures described above, the Company has determined that all of our products manufactured as of December 31, 2013 are considered to be DRC conflict undeterminable. The Company is making this determination because it does not have sufficient information from suppliers or other sources at this time to conclude otherwise.

II.	Product Descriptions; Processing Facilities

Products - Methode is a global developer of custom engineered and application specific products and solutions with manufacturing, design and testing facilities in China, Egypt, Germany, India, Italy, Lebanon, Malta, Mexico, the Philippines, Singapore, Switzerland, the United Kingdom and the United States. We design, manufacture and market devices employing electrical, electronic, wireless, safety radio remote control, sensing and optical technologies to control and convey signals through sensors, interconnections and controls. Our components are in the primary end-markets of the automobile, computer, information processing and networking equipment, voice and data communication systems, consumer electronics, appliances, aerospace vehicles and industrial equipment industries.

Processing Facilities - To the extent known, the list below contains the facilities used to process the minerals in our products.

Mineral	Standard Smelter Name
Gold	Aida Chemical Industries Co. Ltd.
Gold	Asaka Riken Co Ltd
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)
Gold	Caridad
Gold	Cendres & Métaux SA
Gold	Chugai Mining
Gold	Daejin Indus Co. Ltd
Gold	DaeryongENC
Gold	Do Sung Corporation
Gold	FSE Novosibirsk Refinery
Gold	Hwasung CJ Co. Ltd
Gold	Japan Mint
Gold	Jiangxi Copper Company Limited
Gold	Korea Metal Co. Ltd
Gold	Navoi Mining and Metallurgical Combinat
Gold	Sabin Metal Corp.
Gold	SAMWON METALS Corp.
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd
Gold	The Great Wall Gold and Silver Refinery of China
Gold	The Refinery of Shandong Gold Mining Co. Ltd
Gold	Torecom
Gold	Yokohama Metal Co Ltd
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Gold	Zijin Mining Group Co. Ltd
Tin	CNMC (Guangxi) PGMA Co. Ltd.
Tin	Cooper Santa
Tin	CV Serumpun Sebalai
Tin	CV United Smelting
Tin	EM Vinto
Tin	Fenix Metals
Mineral	Standard Smelter Name
Tin	Gejiu Zi-Li
Tin	Huichang Jinshunda Tin Co. Ltd
Tin	Jiangxi Nanshan
Tin	Linwu Xianggui Smelter Co
Tin	Liuzhou China Tin
Tin	Metallo Chimique

Tin	Minmetals Ganzhou Tin Co. Ltd.
Tin	Novosibirsk Integrated Tin Works
Tin	PT Artha Cipta Langgeng
Tin	PT Babel Inti Perkasa
Tin	PT Bangka Putra Karya
Tin	PT Bangka Tin Industry
Tin	PT Belitung Industri Sejahtera
Tin	PT DS Jaya Abadi
Tin	PT Eunindo Usaha Mandiri
Tin	PT Mitra Stania Prima
Tin	PT REFINED BANGKA TIN
Tin	PT Sariwiguna Binasentosa
Tin	PT Stanindo Inti Perkasa
Tin	PT Tinindo Inter Nusa
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.
Tungsten	A.L.M.T. Corp.
Tungsten	Kennametal Huntsville
Tungsten	Guangdong Xianglu Tungsten Industry Co., Ltd.
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.
Tungsten	Global Tungsten & Powders Corp.
Tungsten	HC Starck GmbH
Tungsten	Hunan Chenzhou Mining Group Co
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.
Tungsten	Japan New Metals Co Ltd
Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.
Tungsten	Wolfram Bergbau und Hütten AG
Tungsten	Wolfram Company CJSC
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.
Tungsten	Xiamen Tungsten Co., Ltd
Tungsten	Zhuzhou Cemented Carbide Group Co Ltd
All	61 Facilities on the CFSI conflict free list

VI.    Future Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers. We will also continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information available globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

In addition to those above, the Company will undertake the following steps during the next compliance period to improve the due diligence conducted and to further mitigate the risk that the necessary Conflict Minerals do not benefit armed groups, including:

•	Continue to collect responses from suppliers using tools such as the CMRT.

•	Compare and validate RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI.

•	Inform and encourage suppliers to transition to smelters identified by the due diligence process as “conflict-free” by an independent audit program such as the CFSI.

VII.    Independent Private Sector Audit

Not required for calendar year 2013.